EXHIBIT 1

JOINT FILING AGREEMENT

By this Agreement, the undersigned agree that this Statement on Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of Global Energy Inc. is being filed on behalf of each of us.

DATED:   February 17, 2011

U-Trend Ltd.

/s/ Naftali Mendelovits
Name: Naftali Mendelovits
Title: Chief Executive Officer

/s/ Naftali Mendelovits
Naftali Mendelovits

/s/ Tomer Katz
Tomer Katz